TENNECO INC. — letterhead
August 12, 2009
VIA EDGAR
Mr. Patrick Kuhn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re:	Tenneco Inc. Item 4.01 Form 8-K: Filed August 6, 2009 FILE NO. 001-12387
Dear Mr. Kuhn:
We are writing in response to your letter dated August 7, 2009, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) on the Form 8-K of Tenneco Inc. (the “Company”) filed with the Securities and Exchange Commission on August 6, 2009. The Company’s response to the Staff’s comment (which is reproduced below in italicized text) is set forth below.
1.	Please amend your Form 8-K within the five days of the conclusion of your 2009 fiscal year audit, which appears to be the date of the intended dismissal of Deloitte & Touche LLP, as stated in the Item 4.01 Form 8-K filed on August 6, 2009. The amended Form 8-K should indicate whether there are any disagreements through that date and include an updated letter from your former auditor addressing your revised disclosure, filed as an exhibit to your amended Form 8-K.

The Company acknowledges that it will file an amendment to its Form 8-K within five days of the conclusion of the Company’s 2009 fiscal year audit. The amended Form 8-K will indicate whether there are any disagreements with Deloitte & Touche LLP through that date. The amended Form 8-K will also include an updated Exhibit 16 letter from Deloitte & Touche LLP indicating whether or not it agrees with the disclosures in the amended Form 8-K.
* * * * *

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (847) 482-5332 if you have any questions or require additional information.

Sincerely,
/s/ Kenneth R. Trammell
Kenneth R. Trammell
Executive Vice President and Chief Financial Officer

2